District of

Division NO.

Court No. 31-280016

Estate No. 31-280016

CERTIFICATE OF FULL PERFORMANCE OF PROPOSAL

IN THE MATTER OF THE PROPOSAL OF

FILM OPTICALS OF CANADA LIMITED

The Undersigned, Beallor & Partners Inc., the Trustee acting in the proposal of FILM OPTICALS OF CANADA LIMITED, certifies that the proposal, as filed with the official receiver on the 24th day of January 1994 and as amended for the second time on the 24th day of September 1999 has been fully performed as of the 25th day of April 2000.

Dated at Toronto this 25th day of April, 2000.

BEALLOR & PARTNERS INC.,

TRUSTEE FOR THE ESTATE OF

FILM OPTICALS OF CANADA LTD.,

By/S/ E.C. White E.C. WHITE, C.A., CIP Trustee